UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUPER LUCK, INC.

_____________________________________________________

(Name of Issuer)

Common Stock, par value $0.001

_____________________________________________________

(Title of Class of Securities)

867889 10 7

__________________________________________

(CUSIP Number)

11/F, Tower A, Soho New Town

No. 88 Jianguo Road

Chaoyang District,

Beijing, China 100022

8610-85801939

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2008

_____________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d -1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867889 10 7

1. Names of Reporting Persons: Yan Tsang
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions): SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization: China
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 21,336,272
8. Shared Voting Power: none
9. Sole Dispositive Power: 21,336,272
10. Shared Dispositive Power: none
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 21,336,272
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11): 69%
14. Type of Reporting Person (See Instructions): IN

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $0.001, (the "Common Stock") of Super Luck, Inc. (the “Issuer”), a Delaware corporation, whose principal executive office is located at 11/F, Tower A, Soho New Town No. 88 Jianguo Road Chaoyang District, Beijing, China 100022.

ITEM 2.

IDENTITY AND BACKGROUND.

The Individual filing this statement is Yan Tsang (the “Reporting Person”).  Mr. Tsang’s principal office address is 11/F, Tower A, Soho New Town No. 88 Jianguo Road Chaoyang District, Beijing, China 100022.  Mr. Yan Tsang is a Chinese citizen.  Mr. Tsang is a director, the chief executive officer, and chief financial officer of the Issuer.  During the last five years, Mr. Tsang has not been convicted in any criminal proceeding.  During the last five years Mr. Tsang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 23, 2008, on October 20, 2008, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with Galaxies River Limited (“Galaxies”), a corporation incorporated under the laws of the British Virgin Islands, and the shareholder of Galaxies (the “Shareholder”).  Pursuant to the terms of the Exchange Agreement, the Shareholder agreed to transfer all of the issued and outstanding shares of common stock in Galaxies to the Issuer in exchange for the issuance of an aggregate of 21,636,272 shares of the Issuer’s common stock to the Shareholder, thereby causing Galaxies and it’s wholly-owned subsidiary, Beijing ShijiJiayu Technology Limited (“BSTL”), a company incorporated under the laws of People’s Republic of China (“PRC”) to become wholly-owned subsidiaries of the Issuer (the “Share Exchange Transaction”).

The Share Exchange Transaction closed on October 20, 2008 and the Shareholder of Galaxies delivered all of his equity capital in Galaxies to the Issuer in exchange for 21,636,272 shares of common stock of the Issuer, thereby making Galaxies a wholly-owned subsidiary of the Issuer.  The Reporting Person was the sole shareholder of Galaxies prior to the closing of the Share Exchange Transaction.   Pursuant to the terms of the Exchange Agreement, at closing of the Share Exchange Transaction, the Reporting Person delivered 100% of the capital stock of Galaxies to the Issuer and in return received a total of 21,636,272 shares of the Issuer’s common stock.  Subsequent to the closing of the Share Exchange Transaction, the Reporting Person transferred 300,000 shares of the Issuer’s common stock pursuant to a private party transaction.

The foregoing summary of the Share Exchange Transaction and the Share Exchange Agreement is qualified in its entirety by reference to copies of the Share Exchange Agreement filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the SEC on October 20, 2008, and the Form 8-K announcing the closing of the Share Exchange Transaction, filed with the SEC on October 23, 2008, both of which are incorporated herein in their entirety by reference.

ITEM 4.

PURPOSE OF TRANSACTION.

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange Transaction.  See Item 3 of this Schedule, which is hereby incorporated by reference.

The Reporting Person may acquire additional shares of common stock of the Issuer in the future. Except as set forth in this Schedule, the Reporting Person does not have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D.  However, the Reporting Person may, from time to time, review or reconsider  his position  with  respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the close of the business day on November 3, 2008, the Reporting Person may be deemed to beneficially own, in the aggregate, 21,336,272 shares of Common Stock, representing  approximately  69% of the  Issuer's  outstanding shares (based upon 30,908,960  shares issued and outstanding as of November 3, 2008).

(b)

The Reporting Person has the sole right to vote and dispose of 21,336,272 shares of Common Stock owned by the Reporting Person.

(c)

Not Applicable.

(d)

Other than the Reporting Person, no other person is know to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided in Item 4 is hereby incorporated by reference.  To the best of the Reporting Person’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

(1)

Share Exchange Agreement, dated as of October 20, 2008 by and between Super Luck, Inc., Galaxies River Limited, and the shareholder of Galaxies River Limited (filed as exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on October 20, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yan Tsang

     Yan Tsang

      November 4, 2008